Exhibit 4(b)

SENIOR STAFF SHARE APPRECIATION RIGHTS PLAN
OF ICI AMERICAN HOLDINGS INC.

TABLE OF CONTENTS

ARTICLE I	PURPOSE AND EFFECTIVE DATE	0
1.1	Purpose	0
1.2	Effective Date	0
ARTICLE II	DEFINITIONS	1
2.1	Acquiring Company	1
2.2	Annual Salary Related Limit	1
2.3	Base Salary	1
2.4	Board	1
2.5	Business Day	1
2.6	Cause	2
2.7	Code	2
2.8	Committee	2
2.9	Company	2
2.10	Control	2
2.11	Designated Beneficiary	2
2.12	Discharge	2
2.13	Fair Market Value	3
2.14	Grant Date	3
2.15	Grant Price	3
2.16	ICI ADR	3
2.17	ICI Group	3
2.18	Initial SAR Award	3
2.19	Key Employee	3
2.20	Participant	4
2.21	Performance Condition	4
2.22	Plan	4
2.23	Plan Year	4
2.24	Scheme Period	4
2.25	Shareholder	4
2.26	Spread	4
2.27	Stock Appreciation Right or SAR	4
2.28	SAR Award	5
2.29	Total Permanent Disability	5
2.30	Trust	5
2.31	Trustee	5
2.32	UK Option Scheme	5
2.33		5
ARTICLE III	ELIGIBILITY	6
3.1	Eligibility Criteria	6
3.2	Cessation of Eligibility	6
ARTICLE IV	GRANTING OF SARS	8
4.1	Rules Relating to Grant of SARs	8
4.2	Limitations	9
ARTICLE V	EXERCISE OF SAR	11

i

5.1	Right to Exercise	11
5.2	Lapse	11
5.3	Cessation of Employment	12
5.4	Death	13
5.5	Takeovers	13
5.6	Scheme of Arrangement	14
5.7	Demergers and Other Significant Distributions	14
5.8	Voluntary Winding-up	15
5.9	Loss of Ownership	15
5.10	Mechanics of Exercise	15
5.11	Blackout Rules	16
5.12	Priority	16
ARTICLE VI	EXCHANGE OF SARS	17
6.1	Application	17
6.2	Exchange	17
6.3	Period for Substitution	18
6.4	Consequences of Exchange	18
ARTICLE VII	FUNDING AND CONTRIBUTIONS	19
7.1	Trustee's Obligation	19
7.2	Funding of Trust	19
ARTICLE VIII	WITHDRAWAL OF ICI GROUP MEMBER	20
8.1	Mandatory Withdrawal	20
8.2	Voluntary Withdrawal	20
8.3	Continued Obligation	20
ARTICLE IX	ADMINISTRATION	21
9.1	Rules and Regulations	21
9.2	Benefits of Committee Members	21
ARTICLE X	ADJUSTMENTS UPON CHANGES IN CAPITALIZATION	22
10.1	Adjustments	22
ARTICLE XI	AMENDMENT AND TERMINATION	23
11.1	Amendment	23
11.2	Termination	23
ARTICLE XII	MISCELLANEOUS	24
12.1	Unfunded Obligations	24
12.2	Non-alienation Provision	24
12.3	Tax Withholding	24
12.4	No Employment Contract	24
12.5	Construction	24
12.6	Limitation of Liability	25
12.7	Headings	25

ii

ARTICLE I

PURPOSE AND EFFECTIVE DATE

        1.1 Purpose. The Plan is intended to provided certain senior Key Employees of the Company an incentive to achieve the Company’s goals and to encourage such Key Employees to acquire a proprietary interest in the Company’s progress and growth.

        1.2 Effective Date. This Plan document is effective January 1, 1995.

ARTICLE II

DEFINITIONS

        2.1 Acquiring Company means a company which obtains Control of the Shareholder or becomes bound or entitled to acquire the ordinary shares of the Shareholder.

        2.2 Annual Salary Related Limit means with respect to the first Plan Year that a Participant receives a grant of an SAR under this Plan an amount equal to the product of 1.40 multiplied by Base Salary, determined as of the Grant Date. With respect to each Plan Year thereafter, the Annual Salary Related Limit means an amount equal to the product of 0.40 multiplied by Base Salary, determined as of the Grant Date.

        2.3 Base Salary means the base salary rate of a Participant, inclusive of the salary deferrals under Section 401(k) of the Code, salary reduction under Section 125 of the Code, and salary reduction under a nonqualified deferred compensation plan. In the case of an Expatriate Key Employee, the base salary rate shall be the rate that would apply if his base compensation were paid entirely by the Company. Base Salary shall not include overtime, bonus, commissions, car allowance, or incentive compensation.

        2.4 Board means the Board of Directors of ICI American Holdings Inc.

        2.5 Business Day means a day on which the New York stock exchange is open for the transaction of business.

        2.6 Cause mean a Discharge on account of dishonesty, insubordination, flagrant violation of rules and regulations, negligence, misconduct, or commission of a crime.

        2.7 Code means the Internal Revenue Code of 1986, as amended.

        2.8 Committee means the Executive Plans Committee of ICI American Holdings appointed by the Board.

        2.9 Company means any member of the ICI Group which (i) is incorporated in the United States, and (ii) is designated by the Board as a participating company.

        2.10 Control means eighty percent (80%) or more ownership, direct or indirect, of the voting power or value of any entity.

        2.11 Designated Beneficiary means the person (to include a trust) designated by the Participant as his beneficiary in the case of death. Such designation shall be made in writing and in the form and within the time prescribed by the Committee. If no designation is made, the Participant’ s spouse shall be deemed the Designated Beneficiary, provided that if there is no spouse at the time of death, the estate of the Participant shall be deemed to be the Designated Beneficiary.

        2.12 Discharge means the involuntary termination of employment with the ICI Group by action of the Company. A voluntary resignation or termination by mutual consent shall be deemed a Discharge where such resignation or termination occurs prior to the last day of the third (3rd) month following the calendar month in which one of the following events occurs:

(i) Reduction in Participant’s Base Salary;

(ii) Demotion in Participant’s grade level; or

(iii) Significant reduction in Participant’s job responsibilities.

        2.13 Fair Market Value means the closing price of an ICI ADR on the New York Stock Exchange as of the trading date immediately preceding the date an SAR is exercised.

        2.14 Grant Date means the day during a Plan Year, selected by the Committee, on which the SAR is granted.

        2.15 Grant Price means the average of the New York Stock Exchange closing prices of ICI ADRs on the five (5) Business Days preceding the Grant Date.

        2.16 ICI ADR means an Imperial Chemical Industries PLC American Depositary Receipt.

        2.17 ICI Group shall mean the Shareholder and any entity in which the Shareholder, directly or indirectly, holds at least a 50% ownership interest of total combined voting power or value.

        2.18 Initial SAR Award shall mean a one time SAR Award made at the discretion of the Committee to a newly eligible Participant.

        2.19 Key Employee shall mean an employee of the Company who is a member of a select group of (i) management and/or (ii) highly compensated employees. A Key Employee who is transferred to a member of the ICI Group which has not adopted this Plan shall continue to be a Key Employee if any part of his base compensation is paid by the Company.

        2.20 Participant shall mean a Key Employee who satisfies the eligibility criteria of Article III.

        2.21 Performance Condition means a condition imposed by the Shareholder with respect to the exercise of an SAR.

        2.22 Plan means the Senior Staff Share Appreciation Rights Plan of ICI American Holdings Inc.

        2.23 Plan Year means the calendar year.

        2.24 Scheme Period means the period commencing January 1, 1995, and ending on December 31, 2004.

        2.25 Shareholder means Imperial Chemical Industries PLC, an English Capital Stock Company, Millbank, London SW1P 3JF, England.

        2.26 Spread shall mean the difference between the Grant Price of an SAR and the Fair Market Value of an ICI ADR on the date the SAR is exercised. If notice of exercise is given in accordance with the rules established by the Committee and this Plan by noon, the New York Stock Exchange closing price on the preceding Business Day is used to determine Fair Market Value. If said notice of exercise is given after noon, the New York Stock Exchange closing price on the date of exercise shall be used to determine Fair Market Values.

        2.27 Stock Appreciation Right or SAR shall mean the right to receive cash and/or ICI ADRs equal to the appreciation in value of one ICI ADR between the Grant Date and the date the SAR is exercised.

        2.28 SAR Award shall mean an award of SARs by the Committee to a Participant under Article IV.

        2.29 Total Permanent Disability means that the Participant is permanently not able to perform his then current job position with the Company by reason of injury or disease. The determination of Total and Permanent Disability shall be made by the Committee based upon medical evidence submitted to the Committee by the Participant and the Company. The decision of the Committee shall be conclusive.

        2.30 Trust means the Declaration of Trust for the Long Term Incentive Plans of ICI American Holdings Inc.

        2.31 Trustee means the trustee under the Trust.

        2.32 UK Option Scheme means the Senior Staff Share Option Scheme of 1994 established by Imperial Chemical Industries PLC.

        2.33 Pronouns, whenever used, shall be deemed to include both plural and singular as well as masculine and feminine.

ARTICLE III

ELIGIBILITY

        3.1 Eligibility Criteria. A Key Employee shall become a Participant in this Plan if he or she:

(i) Is selected for participation in this Plan by the Committee;

(ii) is hay grade 43 or higher; and

(iii) does not own, directly or indirectly, ten percent or more of the voting power of any member of the ICI Group.

        3.2 Cessation of Eligibility. Eligibility to participate in this Plan shall cease upon the earlier of:

(i) The date the Participant terminates employment with the Company for any reason;

(ii) the date the Participant ceases to be a Key Employee;

(iii) the date the Participant receives notice from the Committee that he is no longer eligible to participate;

(iv) the date the employer of the Participant withdraws from this Plan; or

(v) the date Participant first acquires direct or indirect ownership of ten percent (10%) or more of the combined voting power of any member of the ICI Group.

Notwithstanding the above, if a Participant ceases to be eligible but remains employed by a member of the ICI Group, he shall retain the rights of a Participant with respect to unexercised SARs granted to him prior to the date he ceased to be eligible.

ARTICLE IV

GRANTING OF SARs

        4.1 Rules Relating to Grant of SARs.

4.1.1 Grant of SAR. Subject to Section 4.2 and Section 9.2, the Committee may, during the Scheme Period, in its absolute discretion, grant to any Participant a SAR Award for such number of SARs as the Committee may determine at the Grant Price. With the exception of the Initial SAR Award, no SAR Award may be granted during a Plan Year to an individual who was not eligible to participate on April 1 of said Plan Year.

4.1.2 Time When SARs May Be Granted. SARs may be granted within 42 days commencing on any of the following:

(i) the day immediately following the day on which the Shareholder makes an announcement of its results for the last preceding financial year, half year or quarter year or other period;

(ii) any day on which the Committee, with consent of the Shareholder, resolves that exceptional circumstances exist which justify the grant of SARs; and

(iii) with respect to an Initial SAR Award, any date selected by the Committee which is in the Plan Year that the Participant was first eligible to participate in the Plan.

If the grant of any SAR is prevented by statute, order, regulation or government directive, then the Committee may grant SARs within the period of 42 days after the lifting of such restrictions.

4.1.3 Performance Condition. The Committee may grant an SAR on the basis that it may not be exercised, in whole or in part, until certain conditions set by the Shareholder have been satisfied. The Performance condition must be objective and described in the Grant Certificate described in subsection 4.1.4. The Committee may, with the consent of the Shareholder or designated representative of the Shareholder, waive, vary or amend the Performance Condition.

4.1.4 Grant Certificate. Each recipient of an SAR Award shall be issued a certificate (the “Grant Certificate”), on or as soon as practicable after the Grant Date, in such form as the Committee shall prescribe. The Grant Certificate shall set out the number of SARs covered by the SAR Award, the Grant Date, the Grant Price, and the date the SARs are first exercisable (absent a cessation of Employment).

4.1.5 Disclaimer of SAR. Any recipient of an SAR Award, by notice in writing to the Committee, within 30 days after the Grant Date, disclaim in whole or in part the SARs covered by the SAR Award, and in such case the SAR shall be deemed never to have been granted under the Plan. No consideration shall be payable by the Company for any disclaimer.

4.1.6 Transfer Restrictions. Except for the transfer of an SAR on death by will or the laws of descent and distribution, neither an SAR nor any rights in respect of it may be transferred, assigned or otherwise disposed of by the recipient of an SAR Award to any other person.

4.1.7 Administrative Errors. If any SAR Award is granted under the Plan on terms which exceed the limits prescribed in Section 4.2, the SAR Award shall be deemed limited by Section 4.2.

        4.2 Limitations.

4.2.1 Scheme Period Limit. The total number of SARs awarded during the Scheme Period may not exceed five million.

4.2.2 Application of Annual Salary Related Limit. Except for the Initial SAR Award, the total number of SARs granted to a Participant during a Plan Year may not exceed the Annual Salary Related Limit divided by the Grant Price, rounded down to the next whole SAR. If the number of SARs awarded is less than the maximum, the Annual Salary Related Limit for any future grants made in the same Plan Year is reduced by the aggregate Grant Price of the SARs previously granted during the Plan Year.

4.2.3 Initial SAR Award Limit. The number of SARs in an Initial SAR Award may not exceed Base Salary, determined as of the Grant Date, divided by the Grant Price and rounded down to the next whole SAR.

ARTICLE V

EXERCISE OF SAR

        5.1 Right to Exercise.

5.1.1 Unless otherwise specified in this Plan, a Participant may first exercise an SAR on or after the later of:

(i) the third anniversary of its Grant Date; or

(ii) on the satisfaction or waiver of any Performance Condition.

5.1.2 Except as otherwise provided under this Article V, an SAR shall only be exercisable by a Participant while he is, or was at the date of death, employed by the ICI Group.

        5.2 Lapse. An SAR shall lapse on the earlier of:

(i) the date the Participant ceases to be an employee of a member of the ICI Group (unless any of the provisions in Section 5.3 through 5.9 apply);

(ii) any date specified in Sections 5.3 through 5.9 as a date for the SAR to lapse;

(iii) any date specified as a date for the SAR to lapse in the Performance Condition; or

(iv) the tenth (10th) anniversary of the Grant Date.

        5.3 Cessation of Employment.

5.3.1 If a Participant ceases to be an employee of any member of the ICI Group:

(i) by reason of resignation on account of Total and Permanent Disability;

(ii) by reason of Discharge for reasons other than Cause;

(iii) by reason of retirement on or after age 65, which is not in connection with a Discharge for Cause;

(iv) by reason of retirement with the approval of the Committee at an age prior to 65 at which he is eligible to receive an immediate pension from a defined benefit pension plan maintained by the Company which is qualified under Section 401(a) of the Code;

(v) by reason of the employer of the Participant ceasing to be a member of the ICI Group;

(vi) by reason of the business, plant site, product line, function, or any part thereof, in which the Participant works being sold or transferred to a person who is not a member of the ICI Group; or

(vii) for any other reason if the Committee so decides in its absolute discretion within 90 days of said cessation,

he shall be entitled to exercise all his SARs, subject to Sections 5.4, 5.5, 5.6, 5.7, 5.8 and 5.9.

5.3.2 To the extent that a Participant ceases to be employed by the ICI Group for one of the reasons set out in subsection 5.3.1, SARs which are not exercised by the earlier of the second anniversary of the cessation of employment or the tenth anniversary of the Grant Date shall lapse.

        5.4 Death. If a Participant dies, an SAR may, subject to Sections 5.5, 5.6, 5.7 and 5.8 (when the SAR may lapse earlier), be exercised by his personal representative, for the benefit of such persons who take by the will or the law of descent and distribution not later than the earlier of the expiration of one year after the date of death.

        5.5 Takeovers.

5.5.1 If any person obtains Control of the Shareholder as a result of making an offer to acquire its ordinary shares, which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of the Shareholder, an SAR may be exercised within the earlier of:

(i) six months of the time when the person making the offer has obtained Control of the Shareholder; and

(ii) the period referred to in subsection 5.5.2.

For the purpose of this subsection 5.5.1, a person shall be deemed to have obtained Control if he and others acting in concert with him have together obtained Control of the Shareholder.

SARs shall lapse on the expiration of the six month period unless the Board of Directors of the Shareholder shall give reasonable notice to the Participants before the end of the six month period that the SARs shall not lapse.

5.5.2 If, following the change of Control referred to in subsection 5.5.1, any notice or written communication is given under Sections 429(1) or (2) and 430A(1), (2) or (3) of the United Kingdom Companies Act 1985 to an option holder of ordinary shares of the Shareholder (or any notice or written communication should have been given in compliance with those provisions), all unvested SARs shall vest and may be exercised within 28 days after the date of the giving of the first notice or written communication (or if there has been a failure to give the appropriate notice or written communication the last date when the first notice or written communication should have been given). SARs not exercised within that period shall lapse on the expiration of the period referred to in subsections 6.3(i) and 6.3(iii), whichever is appropriate or if both are appropriate, whichever is the later.

        5.6 Scheme of Arrangement. If a court of the United Kingdom shall direct that a meeting of the holders of the ordinary shares of the Shareholder be convened pursuant to Section 425 of the Companies Act 1985 for the purposes of considering a scheme of arrangement involving the reconstruction of the Shareholder or its amalgamation with any other company or companies:

(i) an SAR may be conditionally exercised from the date of the court hearing to 12 noon on the day immediately preceding the date of the shareholders’ meeting. Any SAR not exercised by the end of that period shall cease to be exercisable and shall lapse on the expiration of the six month period following the court’s sanction of such scheme of arrangement.

(ii) the Directors of the Shareholder shall endeavor to procure that the proposals, so far as they relate to the holders of the shares, shall be extended to each Participant who shall have conditionally exercised his SARs prior to 12 noon on the day immediately preceding the date of the shareholders’ meeting.

        5.7 Demergers and Other Significant Distributions. If the Committee becomes aware that the Shareholder is or is expected to be affected by any demerger, dividend, super dividend or other transaction which, in the opinion of the Committee, would have a significant effect on the current or future value of any SARs and the option holders in the UK Option Scheme have been permitted to exercise their options by reason of such event, the Committee may, in its absolute discretion, allow, to the extent permissible under the Securities laws of the United States, all or part of such SARs to be exercised. The Committee shall specify the period in which such SARs shall be exercisable and whether such SARs shall lapse at the end of the specified period.

The Committee shall notify any Participant who is affected by the Committee exercising their discretion under this Section.

        5.8 Voluntary Winding-up. If notice is given of a general meeting of the Shareholder at which a resolution will be proposed for the voluntary winding-up of the Shareholder (within the meaning of Section 86 of the United Kingdom Insolvency Act 1986):

(i) Subject to U.S. bankruptcy and insolvency laws, an SAR may be conditionally exercised from the date of the notice to 12 noon on the day immediately preceding the commencement of the winding-up. Any SAR not exercised by the end of that period shall lapse on the commencement of the winding-up; and

(ii) SARs conditionally exercised within the period referred to in (i) above, shall take effect as to the commencement of the winding-up.

        5.9 Loss of Ownership. Where the Participant is deprived of the legal or beneficial ownership of an SAR by operation of law, otherwise than upon death, or does anything or omits to do anything which caused him to be so deprived or becomes bankrupt, all his SARs shall lapse.

        5.10 Mechanics of Exercise. A Participant may exercise an SAR by filing a written election with the Committee in the manner prescribed by the Committee. Such election shall be null and void unless received by the Committee or its designated representative prior to 5:00 p.m., Wilmington, Delaware time, on the exercise date or such earlier time selected by the Committee. As soon as practicable after the exercise date, the Committee shall direct the Trustee to distribute cash and ICI ADRs equal to the Spread. The cash portion of the distribution shall be equal to two thirds (2/3) of the Spread. The ICI ADR portion of the distribution shall be the number of whole ICI ADRs that can be purchased with cash equal to one third (1/3) of the Spread. If allocation of one third (1/3) of the Spread to the ICI ADR portion of the distribution would result in a fractional ICI ADR, cash equal to such fractional share will be added to the cash portion of the distribution.

        5.11 Blackout Rules. A Participant may not exercise his SARs during the thirty (30) day period preceding the publication of the quarterly results of the Shareholder or during the sixty (60) day period preceding the publication of the annual results of the Shareholder.

        5.12 Priority. In the event of any conflict between any of the provisions of this Article 5, the Committee shall determine which provision shall prevail.

ARTICLE VI

EXCHANGE OF SARs

        6.1 Application. This Section 6 applies where an Acquiring Company:

(i) obtains Control of the Shareholder as a result of making a general offer to acquire:

(a) the whole of the issued ordinary share of the Shareholder (other than that which is already owned by it and its subsidiary or holding company) made on a condition such that, if satisfied, the Acquiring Company will have Control of the Shareholder; or

(b) all the Shares (or such Shares as are not already owned by the Acquiring Company or its subsidiary or holding company); or

(ii) obtains Control of the Shareholder in pursuance of a compromise or arrangement sanctioned by the court of the United Kingdom under Section 425 of the United Kingdom Companies Act 1985; or

(iii) becomes bound or entitled to acquire Shares under Sections 428 to 430F of the United Kingdom Companies Act 1985.

        6.2 Exchange. A Participant may, at any time within the period referred to in Section 6.3, by agreement with the Acquiring Company, release his SAR in consideration of the grant to him of a new SAR Award, which is equivalent. The new SAR Award shall reflect shares in the Acquiring Company or a “parent” or “subsidiary” thereof, as those terms are defined in Code Sections 424(e) and (f).

        6.3 Period for Substitution. The period referred to in Section 6.2 is:

(i) in a case falling within Section 6.1(i), 6 months beginning with the time when the Acquiring Company obtains Control of the Company and any condition subject to which the offer is made is satisfied;

(ii) in a case falling within Section 6.1(ii), 6 months beginning with the time when the court sanctions the compromise or arrangement;

(iii) in a case falling within Section 6.1(iii), the period during which the Acquiring Company remains so bound or entitled.

        6.4 Consequences of Exchange. With effect from the date of the release of an SAR in accordance with this Article 6, the new SAR shall be construed as if references to the Shareholder and Shares were references to the Acquiring Shareholder and shares in the Acquiring Company or, as the case may be, the other company in respect of whose shares the new SAR is granted.

ARTICLE VII

FUNDING AND CONTRIBUTIONS

        7.1 Trustee’s Obligation.

7.1.1 The Trustee shall purchase on the open market all ICI ADRs required for the operation of the Plan.

7.1.2 Subject to availability of sufficient funds, the Trustee shall, upon the Participant’s exercise of an SAR, distribute cash and/or ICI ADRs to the Participant, as directed by the Committee.

        7.2 Funding of Trust.

7.2.1 There is not obligation to fund an SAR until such SAR is exercised by the Participant.

7.2.2 ICI Americas Inc. shall contribute to the Trust on behalf of the Company all funds necessary for the operation of the Plan. All members of the ICI Group which have adopted this Plan shall reimburse ICI Americas Inc. for any contributions or payments made on account of a Participant employed at the time of exercise by such member of the ICI Group.

ARTICLE VIII

WITHDRAWAL OF ICI GROUP MEMBER

        8.1 Mandatory Withdrawal. If a corporation, which has adopted this Plan ceases to be a member of the ICI Group, such corporation shall be deemed to have withdrawn from this Plan and shall cease to be included within the term “Company” as of that date.

        8.2 Voluntary Withdrawal. Any ICI Group member which has adopted this Plan may withdraw from the Plan upon submission of a duly executed resolution of its board of directors to the Committee. Upon such withdrawal, the ICI Group member shall cease to be included within the term “Company.”

        8.3 Continued Obligation. Notwithstanding a withdrawal, such ICI Group member shall remain obligated under this Plan for any contributions or payments relating to an employee or former employee of such member or former member of the ICI Group, to include, without limitation, payments and contributions due by reason of such withdrawal.

ARTICLE IX

ADMINISTRATION

        9.1 Rules and Regulations. Subject to the provisions of this Plan, the Committee shall establish such rules and regulations as it may deem appropriate for the proper administration of the Plan. The Committee’s determinations of eligibility and benefits under and interpretations of the Plan and its rules and regulations shall be conclusive.

        9.2 Benefits of Committee Members. No member of the Committee may participate in any decision affecting such member’s rights or benefits under this Plan other than a decision that affects all Participants equally. SAR Awards granted to members of the Committee are subject to review and modification prior to the Grant Date by a designated representative of the shareholder.

ARTICLE X

ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

        10.1 Adjustments. Notwithstanding any other provisions of this Plan, the Committee may at anytime make appropriate adjustment to SARs because of an increase or decrease in the number of outstanding ICI ADRs or the value of such ICI ADRs resulting from a stock dividend, subdivision or combination of shares of stock or a reclassification of stock. Any such adjustments by the Committee shall be conclusive.

ARTICLE XI

AMENDMENT AND TERMINATION

        11.1 Amendment. Except as or otherwise provided herein, the Board may suspend, modify or amend the Plan at anytime. No suspension, modification or amendment of the Plan may, without the consent of the Participant, affect the Participant’s rights under or to any SAR which has been granted prior to the date of the suspension, modification, or amendment of the Plan. The previous sentence shall not apply to any suspension, modification, or amendment which is necessary for purposes of complying with the securities or tax laws of the United States or the securities or tax laws of the United Kingdom.

        11.2 Termination. The Plan will automatically terminate at the end of the Scheme Period. The Board may terminate the Plan prior to the end of the Scheme Period. SARs granted prior the termination of the Plan shall continue to be valid and enforceable. No further rights shall enure to a Participant under this Plan after termination.

ARTICLE XII

MISCELLANEOUS

        12.1 Unfunded Obligations. The right to any SAR under by this Plan shall be reflected on the Company’s books of account as a general unsecured and unfunded obligation and no trust in a Participant’s favor is intended or shall be implied prior to the exercise of the SAR.

        12.2 Non-alienation Provision. To the extent permitted by law, the right to receive payment of amounts under the this Plan pursuant to any provision hereof shall not be assignable, nor shall such right be subject to garnishment or attachment by Participant’s creditors or beneficiaries except as such amounts become due and payable according to the terms of this Plan.

        12.3 Tax Withholding. The Company or Trustee may withhold the amount of any tax attributable to any amount payable hereunder. The Company or Trustee may defer making any payment with respect to which any tax question may be pending unless and until satisfactorily indemnified by Participant or his beneficiary.

        12.4 No Employment Contract. This Plan does not constitute an employment contract and shall not constitute an undertaking, express or implied, by Participant to continue as an employee of the Company nor by the Company to continue the employment of the Participant.

        12.5 Construction. This Plan shall be construed under the internal laws of the State of Delaware without regard to conflict of laws, except to the extent preempted by the Employee Retirement Income Security Act of 1974.

        12.6 Limitation of Liability. An individual who participates in the Plan waives all and any rights to compensation and damages in consequence of the termination of his employment with the Company for any reason insofar as those rights rise, or may arise, from his ceasing to have rights under or be entitled to exercise any SAR under the Plan as a result of such termination or from the loss or diminution in value of such rights or entitlements.

        12.7 Headings. The headings of titles of Articles and Sections are solely for convenience of reference and shall not be deemed to modify or affect the meaning to which appended.